                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

ADAMS                                JOEL                 P.
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   (Last)                            (First)              (Middle)

c/o Adams Capital Management
518 Broad Street
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                                    (Street)

Sewickley                            PA                     15143
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

12/06/99
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

AirNet Communications Corporation (ANCC)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                          Vice Chairman of the Board
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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   Common Stock                          60,260 (1)                  I                    By limited partnership
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Series A
Convertible Preferred                                                                                                   By limited
Stock                    Immed.                      Common Stock             14,991(1)     $.00374740    I             partnership
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Series D
Convertible Preferred                                                                                                   By limited
Stock                    Immed.                      Common Stock             17,119(1)     $.01506477    I             partnership
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Series E Senior
Convertible Preferred                                                                                                   By limited
Stock                    Immed.                      Common Stock            634,398(1)     $.01506477    I             partnership
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Series E Senior
Convertible Preferred                                                                                                   By
Stock                    Immed.                      Common Stock          1,057,330(1)     $.01506477    I             corporation
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Series F Senior
Convertible Preferred                                                                                                   By limited
Stock                    Immed.                      Common Stock            310,480(1)     $.01506477    I             partnership
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Series F Senior
Convertible Preferred                                                                                                   By
Stock                    Immed.                      Common Stock            409,159(1)     $.01506477    I             corporation
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Series G Senior
Convertible Preferred                                                                                                   By limited
Stock                    Immed.                      Common Stock             11,867(1)     $.01506477    I             partnership
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Series G Senior
Convertible Preferred                                                                                                   By
Stock                    Immed.                      Common Stock            126,318(1)     $.01506477    I             corporation
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Common Stock Warrant                                                                                                    By limited
(right to buy)           Immed.     6/10/09          Common Stock              8,178(1)          $3.67    I             partnership
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Common Stock Warrant                                                                                                    By
(right to buy)           Immed.     6/10/09          Common Stock             49,067(1)          $3.67    I             corporation
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Stock Option
(right to buy)           (2)        (3)              Common Stock              7,533            $8.629    D
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
Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(2) The option vests in thirty-six equal monthly installments beginning October 7, 1999, subject to attendance of at least 75% of the Board of Directors meetings of the year in question.
(3) Expires 90 days after such time Reporting Person ceases to be a member of the board of directors.


/s/ Joel P. Adams                                        12/6/99
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.